

Exhibit 99.2

Byline Bancorp, Inc.™

3Q24 Earnings Presentation

Forward-Looking Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements concerning plans, estimates, calculations, forecasts and projections with respect to the anticipated future performance of the Company. These statements are often, but not always, made through the use of words or phrases such as ‘‘may’’, ‘‘might’’, ‘‘should’’, ‘‘could’’, ‘‘predict’’, ‘‘potential’’, ‘‘believe’’, ‘‘expect’’, ‘‘continue’’, ‘‘will’’, ‘‘anticipate’’, ‘‘seek’’, ‘‘estimate’’, ‘‘intend’’, ‘‘plan’’, ‘‘projection’’, ‘‘would’’, ‘‘annualized’’, “target” and ‘‘outlook’’, or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. Forward-looking statements involve estimates and known and unknown risks, and reflect various assumptions and involve elements of subjective judgement and analysis, which may or may not prove to be correct, and which are subject to uncertainties and contingencies outside the control of Byline and its respective affiliates, directors, employees and other representatives, which could cause actual results to differ materially from those presented in this communication.

No representations, warranties or guarantees are or will be made by Byline as to the reliability, accuracy or completeness of any forward-looking statements contained in this communication or that such forward-looking statements are or will remain based on reasonable assumptions. You should not place undue reliance on any forward-looking statements contained in this communication.

Certain risks and important factors that could affect Byline’s future results are identified in our Annual Report on Form 10-K and other reports we file with the Securities and Exchange Commission, including among other things under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement speaks only as of the date on which it is made, and Byline undertakes no obligation to update any forward-looking statement, whether to reflect events or circumstances after the date on which the statement is made, to reflect new information or the occurrence of unanticipated events, or otherwise unless required under the federal securities laws. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Third Quarter 2024 Highlights

Net Income		Diluted EPS		PTPP ROAA	
$30.3 million	$30.7 million	$0.69	$0.70	2.02%	2.03%
Reported	Adjusted(1)	Reported	Adjusted(1)	Reported(1)(2)	Adjusted(1)(2)

Efficiency Ratio		ROAA		ROTCE	
52.02%	51.62%	1.29%	1.30%	14.49%	14.67%
Reported	Adjusted(1)	Reported(2)	Adjusted(1)(2)	Reported(1)(2)	Adjusted(1)(2)

Strong Financial Performance

- Net Income of $30.3 million; EPS of $0.69
- Pre-Tax Pre-Provision income (1) of $47.5 million; Pre-Tax Pre-Provision ROAA(1) of 2.02%
- Revenue of $101.8 million, up 2% → Net interest income of $87.5 million, up 1%
- Building capital with common equity tier 1 growing to 11.35%, up 51 bps
- Announced definitive merger agreement with First Security Bancorp, Inc.
- Net interest margin (FTE)(1) of 3.89%
- Loan and lease yields stood at 7.48%; cost of deposits of 2.76%
- Stockholders' equity of $1.1 billion, up 6.1%
- Efficiency ratio: 52.02%
- NIE/AA: 2.31%, down 35 bps YoY
- TCE/TA(1): 9.72%; up 90 bps
- Total Capital ratio: 14.41%; up 55 bps

11.35%
Common Equity Tier 1

+24%
Increase in Tangible Book Value / Share(1) YoY

14.49%
Return on Avg. Tangible Common Equity(1)

+8.2%
Increase in Deposits(2)

92%
Loan / Deposit Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.
(2) Annualized.

Loan Portfolio Trends *($ in millions)*

Total Loan Portfolio and Average Yield



$6,621
$6,702
$6,802
$6,905
$6,899
7.68%
7.42%
7.45%
7.47%
7.48%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Total Loans & Leases
Average Loan & Lease Yield

Highlights

- Total loan portfolio stood at $6.9 billion, flat from 2Q24
  - Originated $212.2 million in new loans, net of loan sales in 3Q24
    - Production driven by commercial banking and leasing originations of $109.7 million and $61.8 million, respectively
- Payoff activity increased by $31.6 million from 2Q24 to $267 million
- Cumulative Loan Beta[(1)]: 48%

Portfolio Composition



Resi
10%
C&D
7%
C&I
38%
Non-Owner
Occ. CRE
15%
Owner
Occ. CRE
20%
Leasing
10%

Utilization Rates



65%
63%
61%
59%
57%
55%
53%
51%
49%
47%
57%
LTM Average
Q3 2022
Q1 2023
Q3 2023
Q1 2024
Q3 2024

Originations and Payoffs



$311
$185
$241
$252
$264
$214
$300
$235
$212
$267
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Loan & Lease Originations
Loan & Lease Payoffs

(1) Cumulative Loan Beta excluding loan accretion is calculated as the change in yield on loans and leases from 4Q21 to 3Q24 divided by the change in average Fed Funds from 4Q21 to 3Q24.

Deposit Trends *($ in millions)*

Deposit Composition



$6,954
$7,177
$7,350
$7,347
$7,498
4.5%
20.8%
38.0%
8.5%
28.2%
5.1%
21.2%
39.1%
8.0%
26.6%
5.8%
21.7%
38.0%
9.3%
25.2%
5.8%
21.9%
38.5%
9.8%
24.0%
6.2%
21.9%
38.9%
9.9%
23.1%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Non Interest Checking
Interest Checking
MMDA & Savings
Time <$250K
Time >$250K

Highlights

- Total deposits were $7.5 billion, up 8.2% annualized from 2Q24
- Commercial deposits accounted for 47.7% of total deposits and represent 76.8% of all non-interest-bearing deposits
- Cost of deposits increased by 13 bps to 2.76% in 3Q24
- Loan/Deposits ratio: 92.02%, down 196 bps LQ and 319 bps YoY

Loan to Deposit Ratio



95.21%
93.39%
92.54%
93.98%
92.02%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Loans / Deposit Ratio

Average Non-Interest-Bearing Deposits



$1,988
$1,951
$1,874
$1,817
$1,741
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Non-Interest-Bearing Demand Deposits

Cost of Interest-Bearing Deposits



3.00%
3.33%
3.45%
3.51%
3.59%
2.13%
2.42%
2.56%
2.63%
2.76%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Cost of Interest Bearing Deposits
Cost of Deposits

Net Interest Income and Net Interest Margin Trends *($ in millions)*

Net Interest Income


$92,452
$86,285
$85,541
$86,526
$87,455
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024

Highlights

- Net interest income was $87.5 million, up 1.1% from 2Q24
  - Increase in NII driven by higher loan and securities yields
- Net interest margin decreased 10 basis points from 2Q24 to 3.88%
  - Net interest income and margin performance in line with expectations

<u>Interest Rate Sensitivity Over a One-Year Time Horizon</u>

- Rates -100 bps: ~$12 million or ~3.3% decline in NII or ~$3 million per 25 bps
- Ramp -100 bps: ~$9 million or ~2.5% decline in NII or ~$2.25 million per 25 bps

Repricing Mix


Other
4%
Prime
21%
Fixed
47%
SOFR
28%

NIM, Yields and Costs


7.68%
7.42%
7.45%
7.47%
7.48%
4.46%
4.08%
4.00%
3.98%
3.88%
2.45%
2.53%
2.78%
2.97%
3.02%
2.13%
2.42%
2.56%
2.63%
2.76%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Average Loan & Lease Yield
Net Interest Margin
Taxable Securities Yield
Cost of Deposits

NIM Bridge


$86.5 Million NII
$87.5 Million NII
3.98%
(0.01%)
(0.09%)
0.00%
3.88%
Q2 2024 NIM
Earning Assets Yield
Interest-Bearing Liability Rate
Net Free Funds
Q3 2024 NIM

Non-Interest Income Trends *($ in millions)*

Total Non-Interest Income



$12.4
$14.5
$15.5
$12.8
$14.4
11%
8%
52%
10%
19%
14%
9%
38%
7%
15%
17%
17%
7%
36%
7%
17%
16%
11%
7%
47%
9%
6%
20%
18%
8%
41%
8%
7%
18%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Fees and service charges on deposits
Net servicing fees
ATM and interchange fees
Net gains on sales of loans
Wealth management and trust income
Other (1)

Highlights

- Non-interest income was $14.4 million, up 12.0% from 2Q24
  - Increase in Other due to increased swap income fee activity
  - $5.9 million in gain on sale, driven by higher volume of loans sold
    - Non-interest income remained stable QoQ, excluding FV marks on loan servicing asset and equity securities

Government Guaranteed Loan Sales

- $79.5 million of guaranteed loans sold in 3Q24
- Loans held for sale increased to $20.0 million in 3Q24

Net Gains on Sales of Loans



$6.5
$5.5
$5.5
$6.0
$5.9
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024

Volume Sold and Average Net Premiums



$120
$100
$80
$60
$40
$20
$0
15.00%
12.00%
9.00%
6.00%
$101.1
$89.1
$72.5
$73.9
$79.5
7.95%
8.52%
9.59%
10.11%
9.74%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
10 year loans
25 year loans
USDA
Other
Average Net Premiums

(1) Other includes net servicing losses in 3Q23.

Non-Interest Expense Trends *($ in millions)*

Non-Interest Expense


$57.9
$53.6
$53.8
$53.2
$54.3
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Salaries and employee benefits
Occupancy and equipment
Impairment charge on assets held for sale
Data processing
Legal, audit and other
Loan and lease related
Intangible assets amortization
All other

Highlights

- Non-interest expenses stood at $54.3 million, up 2.1% from 2Q24 and reflects:
  - $1.1 million increase in salaries and employee benefits
  - $0.4 million increase related to acquisition activities
- NIE/AA: 2.31%, down 3 bps QoQ
- Efficiency ratio stood at 52.02% at 3Q24
  - Adjusted efficiency ratio(1): 51.62%, down by 57 bps LQ

Non-Interest Expense Bridge


$53.2
($0.5)
($0.3)
$0.1
$0.3
$0.4
$1.1
$54.3
Q2 2024
Legal, audit & other professional fees
Occupancy & Equipment
All other non-interest expense
Advertising & Promotions
Merger-related expenses
Salaries & employee benefits
Q3 2024

Efficiency Ratio


53.75%
51.63%
51.94%
52.19%
52.02%
47.35%
48.64%
51.75%
52.19%
51.62%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Adjusted Efficiency Ratio(1)
Efficiency Ratio

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Asset Quality Trends *($ in millions)*

Net Charge-offs



$12.2
$1.2
$11.0
0.73%
$5.4
0.33%
$5.4
$6.2
0.37%
$6.1
$9.5
0.56%
$9.5
$8.5
$2.4
0.49%
$6.0
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Net Charge-offs ex. PCD
PCD Net Charge-offs
Net Charge-offs (annualized %)

Allowance for Credit Losses (ACL)



$105.7
1.60%
$101.7
1.52%
$102.4
1.51%
$99.7
1.45%
$98.4
1.44%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
ACL
ACL as % of Total Loans & Leases

NPLs / Total Loans & Leases



0.79%
0.06%
0.24%
0.49%
0.96%
0.06%
0.27%
0.63%
1.00%
0.10%
0.11%
0.79%
0.93%
0.10%
0.22%
0.61%
1.02%
0.16%
0.17%
0.69%
Excluding Government Guaranteed loans, NPLs were 86 bps
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
NPLs ex. Government Guaranteed & PCD
PCD % of Total Loans & Leases
Government Guaranteed NPLs

Delinquencies



$36.9
$1.7
$5.7
0.56%
$29.6
$36.1
$3.2
$5.3
0.54%
$27.7
$28.6
$2.2
$0.8
0.42%
$25.7
$14.1
0.20%
$13.6
$26.7
0.39%
$26.1
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Government Guaranteed Delinquencies
PCD Delinquencies
Delinquencies ex. Government Guaranteed & PCD
Delinquencies / Total Loans & Leases

Note: Delinquencies represent accruing loans and leases past due 30 days or more. Delinquencies to Total Loans and Leases represent delinquencies divided by period end loans and leases.

Strong Liquidity and Securities Portfolio

Liquidity Position

- Cash and cash equivalents $452.6 million, down by $277.9 million from 2Q24 primarily due to repayment of term funding facility
- $1.5 billion investment portfolio (~99.9% AFS)
- $1.3 billion of available borrowing capacity
- Uninsured Deposits stood at 29.8% and trends well below all peer bank averages
  - Liquidity coverage of uninsured deposits ~107% as of quarter end

Highlights

- Securities portfolio duration: 4.6 years; net of hedges: ~4.3 years
- Securities portfolio annual cash flow: ~$240 million
- Taxable securities yield of 3.02%, up 5 basis points from 2Q24
- AOCI / TCE[(3)]: ~8.8%

% of Uninsured Deposits Industry Comparisons[(1)]

	>$500B	$250B - $500B	$100B - $250B	$50B - $100B	$10B - $50B	$1B - $10B
Median	43.0%	32.5%	36.5%	44.2%	37.2%	29.9%
Byline Bank	29.8%	29.8%	29.8%	29.8%	29.8%	29.8%

Percent of Insured Deposits[(2)]



72%
Median: 64%
Bank 1
Bank 2
Bank 3
Bank 4
BY
Bank 5
Bank 6
Bank 7
Bank 8
Bank 9
Bank 10
Bank 11
Bank 12
Bank 13
Bank 14
Bank 15
Bank 16
Bank 17
Bank 18
Bank 19
Bank 20
Bank 21
Bank 22
Bank 23

AFS Portfolio by Type



Muni 5%
Treasury & Agency 13%
Asset-backed 1%
Corporate 2%
Non-agency MBS, CMBS 9%
Agency MBS, CMBS 70%

(1) Source: SNL Financial, and company filings. Financial data as of quarter ended June 30, 2024 or most recent available.
(2) Source: Company's 2Q24 Form 10-Q | Calculation: (total deposits uninsured deposits) / total consolidated deposits | Byline 2024 Proxy Peer Group.
(3) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Strong Capital Position

Capital Ratios


13.17%
8.18%
13.38%
9.06%
13.66%
8.76%
13.86%
8.82%
14.41%
9.72%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Total Capital Ratio
TCE / TA (1)

Return on Average Tangible Common Equity


18.95%
16.15%
17.89%
16.68%
15.95%
15.88%
15.27%
15.27%
14.67%
14.49%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Reported
Adjusted (1)

Common Equity Tier 1


10.08%
10.35%
10.59%
10.84%
11.35%
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024

Strong Capital Base

- Capital Priorities:

  1. Fund Organic Growth 2. Dividend 3. M&A 4. Buyback

- TCE operating target range[(1)] is between 8% and 9%: currently at 9.72%
- $1.1 billion total stockholders' equity, up $63.3 million or 6.1% LQ
- Tangible book value per share[(1)]: $20.21, up 7.3% LQ and 23.6% YoY

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Our Strategy Remains Consistent

1 Grow our Commercial Client Franchise	Differentiated approach to grow loans and deposits organically in targeted market segments
2 Maintain Balance Sheet Strength	Maintain a strong balance sheet, ample capital flexibility and strong asset quality
3 Continue to Invest in the Business	Continue to invest in digital capabilities to improve the customer experience and gain operational efficiencies
4 Capitalize on Market Opportunities	Attract additional high-quality talent to the organization and pursue opportunistic M&A opportunities
5 Deliver Strong Financial Results	Generate consistently strong financial results for our stockholders
6 Leverage our Capabilities	Leverage all our capabilities to deepen share of wallet and acquire new customers

3Q24 Earnings Presentation Appendix

BY
LISTED
NYSE

Granular Deposit Base

A **strength** of our franchise is our well **diversified** deposit base…

~70% of Total Deposits are FDIC Insured



Consumer Deposits, $4.1 billion
Commercial Deposits, $3.4 billion
Insured 91%
Uninsured 9%
Uninsured 56%
Insured 44%
Total Deposits
$7.5 Billion
as of 9/30/24

…with **limited concentration** and granular customer base providing a **stable** source of funding

Consumer Deposits[1]

$4.1 billion at 9/30/24

Customer Base
~125,000
Consumer Accounts

Granular Deposit Base
~$28,000
Average Account Balance



Total Franchise
46
Branches

Core banking footprint in key urban MSAs in Wisconsin and a broad footprint in Chicago, IL

Commercial Deposits

$3.4 billion at 9/30/24

Customer Base
~29,000
Commercial Accounts

Granular Deposit Base
~$125,000
Average Account Balance

(1) Excludes brokered deposits.

CRE Portfolio: NOO Office Represents 2.6% of Total Loans


NOO Office CRE
2.6%
NOO Non-Office
CRE
25.3%
Total Loans & Leases
$6.9 Billion
as of 9/30/24

Non-Owner Occupied Commercial Real Estate Portfolio		
($ in millions)	*9/30/24*	*% of Total Loans*
Industrial / Warehouse	$625.7	9.1%
Multi-family	492.9	7.2%
Retail	213.8	3.1%
Office	**180.3**	**2.6%**
Senior Housing / Healthcare	35.6	0.5%
Mixed Use	35.6	0.5%
Hotel / Motel	30.9	0.5%
Other	304.6	4.4%
Total	**$1,919.4**	**27.9%**

Note: Non-Owner Occupied CRE Portfolio includes construction, land, multi-family and non-owner occupied (NOO).
CRE portfolio includes owner occupied, non-owner occupied, non-farm, non-residential, construction, and multi-family loans.

Office CRE Portfolio: Diversified Tenants and Markets

Office Portfolio

Tenant Classification


Single Tenant
17%
Multi-Tenant
64%
Medical
16%
Government
3%

Market Type


Central
Business
District
14%
Suburban
81%
Urban,
Non-CBD
5%

CRE Office: Geographic Mix by State

($ in millions)	**9/30/24**
Illinois	$112.2
North Carolina	24.3
Wisconsin	13.4
New Jersey	10.6
Ohio	8.1
Iowa	3.6
Minnesota	3.2
New Mexico	2.1
West Virginia	1.1
Michigan	0.9
Tennessee	0.8
Total Office	**$180.3**

Office Portfolio Metrics

	9/30/24	**6/30/24**
Avg. Commitment	$3.6 million	$3.6 million
ACL %	2.2%	1.8%
NCO %(1)	2.15%	2.70%
30+ DLQ %	5.2%	5.0%
NPL %	3.8%	5.0%
Criticized %	19%	20%

(1) NCOs / Average loans represents net charge-offs to average loans for the last twelve-month period.

Unguaranteed Government-Guaranteed Exposure Represents 6.0% of Total Loans *($ in millions)*

On Balance Sheet SBA 7(a) & USDA Loans

($ in millions)	$ Balance	% of Portfolio
Unguaranteed	$382.7	5.5%
Guaranteed	66.3	1.0%
Total SBA 7(a) Loans	**$449.0**	**6.5%**
Unguaranteed	$36.8	0.5%
Guaranteed	20.7	0.3%
Total USDA Loans	**$57.5**	**0.8%**

Unguaranteed Loan Portfolio by Industry



Retail Trade 18%
All Other Industries (1) 17%
Food Services 14%
Manufacturing 11%
Health Care 8%
Transportation 6%
Other Services 6%
Construction 5%
Finance and Insurance 5%
Wholesale Trade 5%
Professional 5%

Highlights

- One of the top SBA and USDA lenders in the United States
  - Top Illinois SBA 7(a) lender for the 16th consecutive year
- Closed $117.2 million in SBC loan commitments in 3Q24
- SBA 7(a) portfolio $449.0 million, down $2.4 million from 2Q24
  - ACL/Unguaranteed loan balance ~9.0%
- $1.7 billion in serviced government guaranteed loans for investors in 3Q24
- Since 2016, the unguaranteed government-guaranteed exposure has decreased from 14.6% down to 6.0% in 2024

SBA 7(a) & USDA Closed Loan Commitments



$107.3
$129.2
$108.3
$82.3
$111.4
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
USDA
SBA 7(a)

(1) Represents sectors with less than 5% of the total portfolio.

Projected Acquisition Accounting Accretion

Projected Accretion[1] *($ in millions)*



$1.8
$1.7
$1.5
$1.4
$1.4
Q4 2024 E
Q1 2025 E
Q2 2025 E
Q3 2025 E
Q4 2025 E
Non-PCD
PCD

(1) Projections are updated quarterly, assumes no prepayments and are subject to change.

Financial Summary

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Income Statement			
Net interest income	$ 87,455	$ 86,526	$ 92,452
Provision for credit losses	7,475	6,045	8,803
Non-interest income	14,385	12,844	12,376
Non-interest expense	54,327	53,210	57,891
Income before provision for income taxes	40,038	40,115	38,134
Provision for income taxes	9,710	10,444	9,912
Net income	30,328	29,671	28,222
Diluted earnings per common share[(1)]	$ 0.69	$ 0.68	$ 0.65
Balance Sheet			
Total loans and leases HFI	$ 6,879,446	$ 6,891,204	$ 6,613,303
Total deposits	7,497,887	7,347,181	6,953,690
Tangible common equity[(1)]	896,869	832,226	714,917
Balance Sheet Metrics			
Loans and leases / total deposits	92.02%	93.98%	95.21%
Tangible common equity / tangible assets[(1)]	9.72%	8.82%	8.18%
Key Performance Ratios			
Net interest margin	3.88%	3.98%	4.46%
Efficiency ratio	52.02%	52.19%	53.75%
Adjusted efficiency ratio[(1)]	51.62%	52.19%	47.35%
Non-interest income to total revenues	14.13%	12.93%	11.81%
Non-interest expense to average assets	2.31%	2.34%	2.66%
Return on average assets	1.29%	1.31%	1.30%
Adjusted return on average assets[(1)]	1.30%	1.31%	1.53%
Pre-tax pre-provision return on average assets[(1)]	2.02%	2.03%	2.16%
Dividend payout ratio on common stock	13.04%	13.24%	13.85%
Tangible book value per common share[(1)]	$ 20.21	$ 18.84	$ 16.35

(1) Represents a non-GAAP financial measure. See "Non-GAAP Reconciliation" in the appendix.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Net income and earnings per share excluding significant items			
Reported Net Income	$ 30,328	$ 29,671	$ 28,222
Significant items:			
Impairment charges on ROU asset	—	—	394
Merger-related expenses	411	—	6,307
Tax benefit	(32)	—	(1,617)
Adjusted Net Income	$ 30,707	$ 29,671	$ 33,306
Reported Diluted Earnings per Share	$ 0.69	$ 0.68	$ 0.65
Significant items:			
Impairment charges on ROU asset	—	—	0.01
Merger-related expenses	0.01	—	0.15
Tax benefit	—	—	(0.04)
Adjusted Diluted Earnings per Share	$ 0.70	$ 0.68	$ 0.77

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Adjusted non-interest expense:			
Non-interest expense	$ 54,327	$ 53,210	$ 57,891
Less: Significant items			
Impairment charges on ROU assets	—	—	394
Merger-related expenses	411	—	6,307
Adjusted non-interest expense	$ 53,916	$ 53,210	$ 51,190
Adjusted non-interest expense ex. amortization of intangible assets:			
Adjusted non-interest expense	$ 53,916	$ 53,210	$ 51,190
Less: Amortization of intangible assets	1,345	1,345	1,551
Adjusted non-interest expense ex. amortization of intangible assets	$ 52,571	$ 51,865	$ 49,639
Pre-tax pre-provision net income:			
Pre-tax income	$ 40,038	$ 40,115	$ 38,134
Add: Provision for loan and lease losses	7,475	6,045	8,803
Pre-tax pre-provision net income	$ 47,513	$ 46,160	$ 46,937
Adjusted pre-tax pre-provision net income:			
Pre-tax pre-provision net income	$ 47,513	$ 46,160	$ 46,937
Add: Impairment charges on ROU assets	—	—	394
Add: Merger-related expenses	411	—	6,307
Adjusted pre-tax pre-provision net income	$ 47,924	$ 46,160	$ 53,638
Tax equivalent net interest income:			
Net interest income	$ 87,455	$ 86,526	$ 92,452
Add: Tax-equivalent adjustment	229	229	248
Net interest income, fully taxable equivalent	$ 87,684	$ 86,755	$ 92,700
Total revenues:			
Net interest income	$ 87,455	$ 86,526	$ 92,452
Add: Non-interest income	14,385	12,844	12,376
Total revenues	$ 101,840	$ 99,370	$ 104,828

Non-GAAP Reconciliation *(continued)*

(dollars in thousands)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Tangible common stockholders' equity:			
Total stockholders' equity	$ 1,096,312	$ 1,033,014	$ 919,945
Less: Goodwill and other intangibles	199,443	200,788	205,028
Tangible common stockholders' equity	$ 896,869	$ 832,226	$ 714,917
Tangible assets:			
Total assets	$ 9,424,316	$ 9,633,815	$ 8,943,368
Less: Goodwill and other intangibles	199,443	200,788	205,028
Tangible assets	$ 9,224,873	$ 9,433,027	$ 8,738,340
Tangible assets, excluding accumulated other comprehensive loss:			
Tangible assets	$ 9,224,873	$ 9,433,027	$ 8,738,340
Less: Accumulated other comprehensive loss	(78,678)	(111,469)	(142,159)
Tangible assets, excluding accumulated other comprehensive loss:	$ 9,303,551	$ 9,544,496	$ 8,880,499
Tangible common stockholders' equity, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity	$ 896,869	$ 832,226	$ 714,917
Less: Accumulated other comprehensive loss	(78,678)	(111,469)	(142,159)
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 975,547	$ 943,695	$ 857,076
Average tangible common stockholders' equity:			
Average total stockholders' equity	$ 1,059,628	$ 1,008,802	$ 924,278
Less: Average goodwill and other intangibles	200,091	201,428	202,978
Average tangible common stockholders' equity	$ 859,537	$ 807,374	$ 721,300
Average tangible assets:			
Average total assets	$ 9,373,849	$ 9,140,736	$ 8,634,345
Less: Average goodwill and other intangibles	200,091	201,428	202,978
Average tangible assets	$ 9,173,758	$ 8,939,308	$ 8,431,367
Tangible net income available to common stockholders:			
Net income available to common stockholders	$ 30,328	$ 29,671	$ 28,222
Add: After-tax intangible asset amortization	986	987	1,137
Tangible net income available to common stockholders	$ 31,314	$ 30,658	$ 29,359
Adjusted tangible net income available to common stockholders:			
Tangible net income available to common stockholders	$ 31,314	$ 30,658	$ 29,359
Impairment charges on ROU assets	—	—	394
Merger-related expenses	411	—	6,307
Tax benefit on significant items	(32)	—	(1,617)
Adjusted tangible net income available to common stockholders	$ 31,693	$ 30,658	$ 34,443

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data, ratios annualized, where applicable)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Pre-tax pre-provision return on average assets:			
Pre-tax pre-provision net income	$ 47,513	$ 46,160	$ 46,937
Average total assets	9,373,849	9,140,736	8,634,345
Pre-tax pre-provision return on average assets	2.02%	2.03%	2.16%
Adjusted pre-tax pre-provision return on average assets:			
Adjusted pre-tax pre-provision net income	$ 47,924	$ 46,160	$ 53,638
Average total assets	9,373,849	9,140,736	8,634,345
Adjusted pre-tax pre-provision return on average assets	2.03%	2.03%	2.46%
Net interest margin, fully taxable equivalent:			
Net interest income, fully taxable equivalent	$ 87,684	$ 86,755	$ 92,700
Total average interest-earning assets	8,961,651	8,743,462	8,220,678
Net interest margin, fully taxable equivalent	3.89%	3.99%	4.47%
Non-interest income to total revenues:			
Non-interest income	$ 14,385	$ 12,844	$ 12,376
Total revenues	101,840	99,370	104,828
Non-interest income to total revenues	14.13%	12.93%	11.81%
Adjusted non-interest expense to average assets:			
Adjusted non-interest expense	$ 53,916	$ 53,210	$ 51,190
Average total assets	9,373,849	9,140,736	8,634,345
Adjusted non-interest expense to average assets	2.29%	2.34%	2.35%
Adjusted efficiency ratio:			
Adjusted non-interest expense excluding amortization of intangible assets	$ 52,571	$ 51,865	$ 49,639
Total revenues	101,840	99,370	104,828
Adjusted efficiency ratio	51.62%	52.19%	47.35%
Adjusted return on average assets:			
Adjusted net income	$ 30,707	$ 29,671	$ 33,306
Average total assets	9,373,849	9,140,736	8,634,345
Adjusted return on average assets	1.30%	1.31%	1.53%
Adjusted return on average stockholders' equity:			
Adjusted net income	$ 30,707	$ 29,671	$ 33,306
Average stockholders' equity	1,059,628	1,008,802	924,278
Adjusted return on average stockholders' equity	11.51%	11.83%	14.30%

Non-GAAP Reconciliation *(continued)*

(dollars in thousands, except share and per share data)	As of or For the Three Months Ended September 30, 2024	June 30, 2024	September 30, 2023
Tangible common equity to tangible assets:			
Tangible common equity	$ 896,869	$ 832,226	$ 714,917
Tangible assets	9,224,873	9,433,027	8,738,340
Tangible common equity to tangible assets	9.72%	8.82%	8.18%
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss:			
Tangible common stockholders' equity, excluding accumulated other comprehensive loss	$ 975,547	$ 943,695	$ 857,076
Tangible assets, excluding accumulated other comprehensive loss:	9,303,551	9,544,496	8,880,499
Tangible common stockholders' equity, excluding accumulated other comprehensive loss to tangible assets, excluding accumulated other comprehensive loss	10.49%	9.89%	9.65%
Return on average tangible common stockholders' equity:			
Tangible net income available to common stockholders	$ 31,314	$ 30,658	$ 29,359
Average tangible common stockholders' equity	859,537	807,374	721,300
Return on average tangible common stockholders' equity	14.49%	15.27%	16.15%
Adjusted return on average tangible common stockholders' equity:			
Adjusted tangible net income available to common stockholders	$ 31,693	$ 30,658	$ 34,443
Average tangible common stockholders' equity	859,537	807,374	721,300
Adjusted return on average tangible common stockholders' equity	14.67%	15.27%	18.95%
Tangible book value per share:			
Tangible common equity	$ 896,869	$ 832,226	$ 714,917
Common shares outstanding	44,384,706	44,180,829	43,719,203
Tangible book value per share	$ 20.21	$ 18.84	$ 16.35
Accumulated other comprehensive loss to tangible common equity:			
Accumulated other comprehensive loss	$ 78,678	$ 111,469	$ 142,159
Tangible common equity	896,869	832,226	714,917
Accumulated other comprehensive loss to tangible common equity	8.77%	13.39%	19.88%


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